Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERENCE DIVIDENDS

Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends.

	Years ended December 31,					Nine months ended September 30, 2009
	2004	2005	2006	2007	2008
Excluding interest on deposits	10.18x	6.66x	5.25x	3.74x	2.44x	(0.32)x
Including interest on deposits	1.87x	1.85x	1.60x	1.35x	1.16x	0.78x

Note: The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Years ended December 31,					Nine months ended September 30, 2009
	2004	2005	2006	2007	2008
Income before income taxes	$6,940	$10,054	$13,318	$11,696	$4,636	$(4,247)

Interest on deposits	$7,185	$10,011	$18,990	$28,690	$24,936	$16,226
Borrowings and long-term debt	689	1,711	3,020	4,135	2,861	1,405
Pre-tax equivalent preferred dividends	—	—	—	—	245	1,671
1/3rd of net rental expense	67	67	115	131	109	146

Combined fixed charges and preferred dividends, including interest on deposits	$7,941	$11,789	$22,125	$32,956	$28,151	$19,448

Combined fixed charges and preferred dividends, excluding interest on deposits	$756	$1,778	$3,135	$4,266	$3,215	$3,222